Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(dollars in thousands)	2006	2005 Restated	2006	2005 Restated
Earnings: Income before provision for income taxes	$180,348	$199,946	$370,086	$428,238
Interest expense	292,522	212,712	555,735	406,852
Implicit interest in rents	5,105	4,655	10,206	9,363
Total earnings	$477,975	$417,313	$936,027	$844,453
Fixed charges: Interest expense	$292,522	$212,712	$555,735	$406,852
Implicit interest in rents	5,105	4,655	10,206	9,363
Total fixed charges	$297,627	$217,367	$565,941	$416,215
Ratio of earnings to fixed charges	1.61	1.92	1.65	2.03

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